Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is an article published by Renew Economy on February 15, 2023 about Vast Solar Pty Ltd and its proposed business combination with Nabors Energy Transition Corp.

Vast cuts deal with oil industry driller to take concentrated solar tech to the world

Giles Parkinson 15 February 2023

Image: Vast Solar

Australian concentrated solar power technology developer Vast Solar has struck a deal with the world’s biggest oil industry drilling contractor to become a publicly listed company on the New York Stock Exchange in a bid to take its technology to the world.

The Sydney-based company is to follow the well-trodden recent route of technology start-ups using a special services company – in this case Nabors Energy Transition – to list on the NYSE, and will drop solar from its name and become known simply as Vast.

The complex transaction will see Nabors – a huge oil industry contractor looking to expand into clean energy – and existing shareholder AgCentral, owned by the family of farming billionaire John Kalbetzer, each put $US15 million into the company.

The resulting listing – depending on the amount of redemptions in the NYSE listing – could more than double Vast’s equity base to up to $US580 million, giving it a platform to pursue multiple gigawatts of projects around the world.

The move comes just days after the company was pledged a $65 million grant rom the Australian Renewable Energy Agency to build Australia’s first full scale solar concentrated power plant in Port Augusta.

This adds to the $110 million in concessional finance from the Australian government, and a further $40 million from the Australian and German governments to add a hydrogen electrolyser and solar methanol conversion facility to the project.

Vast has built a 1.1MW pilot plant in Jemalong, NSW, which it says proves its technology, which differs from predecessors by using modular arrays of solar towers and receivers to capture and store energy from the sun and use it provide electricity of heat.

It has dubbed these attributes as CSP 3.0, following previous parabolic trough and large centralised tower technologies. Vast technology also uses sodium as a heat transfer fluid and says it has improved the efficiency of the solar collecting system, reducing capital and operating costs. It uses mostly steel and glass.

“We believe our CSP v3.0 technology represents a significant evolution from traditional CSP systems, with the potential to be able to produce 24/7 dispatchable energy from the sun’s rays,” Vast Solar CEO Craig Wood told an investor briefing in the US overnight.

Vast has ambitions well beyond the $203 million Port Augusta project, known as VS1 and sized at 30MW and 288MWh, and has plans for other projects such as a bigger 50MW CSP plant in the mining city of Mt Isa in Queensland.

It is also eyeing a possible expansion of the Port Augusta site into a 150MW facility, and has a joint interest with 1414 in a potential battery storage project at the same site, which was vacated by the failed SolarReserve.

Vast says its technology is superior to solar and other forms of storage because it can provide both power and heat and on a 24/7 basis. Its investor presentation released overnight says it will be able to do this at a cost of just $US50/MWh at scale, cheaper than its competitors.

It says the proposed business combination could become a catalyst for a world-leading CSP industry, and help Australia become a clean energy export superpower.

“Vast’s CSP technology collects and stores the sun’s energy during the day for delivery at any time, making around-the-clock, clean power a reality,” Wood says.

“While the cost of wind and PV solar have declined significantly, their intermittency remains a key challenge that can only be addressed with storage.

“By providing clean, renewable energy with low-cost, long-duration storage, our CSP system can be incorporated as dispatchable generation in a way that is not possible using PV solar or wind with batteries.”

Nabors, an oil industry drilling contractor valued at more than $US3.5 billion says it is interested in clean, baseload and scalable energy technologies, and can offer expertise in robotics and automation important to the CSP technology.

“Vast has the potential to deliver low-cost, clean, renewable and dispatchable power and heat, a combination that no other technology has yet been able to achieve,” said Anthony Petrello, the president and CEO of Nabors.

Wood told the investors call overnight that there is current an installed base of CSP in the world of 7 gigawatts, but this is forecast by the International Energy Agency to grow to up to 430GW by 2050.

“We believe Vast is well-positioned to seize opportunities in the market right now, as well as those that will develop as the market for CSP rapidly grows,” he said.

He cited project opportunities in the Middle East and in the US, where Joe Biden’s Inflation Reduction Act will provide investment tax credits and other incentives projected to reduce the levelized cost of energy by up to 25% by 2030.

“This is significant,” Wood said. “This takes what was already a competitive technology and further reduces the barriers to adoption. We have plans to accelerate the development of our US project pipeline beginning this year.”

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast will file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries, Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations and projections can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.